Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 26, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 26, 2007, entitled "Statoil and MENPET sign Memorandum of Understanding for the migration of Sincor".

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-4 (File No. 333-141445) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Statoil and MENPET sign Memorandum of Understanding for the migration of Sincor

Statoil (OSE: STL, NYSE: STO), as a partner in Sincor, is pleased to announce that it has agreed with the Venezuelan Government on the main terms and conditions for its participation in the New Mixed Company to be created from Sincor.

“Negotiations have been tough as expected, but have been conducted in a professional and fair manner with satisfactory results for both parties”, said Thore E. Kristiansen, president of Statoil Venezuela.

This agreement is the second of a three phase process for the migration of Sincor. There are still important issues that are being worked with the Government and PdVSA before submitting the document for the National Assembly for final approval.

In the Memorandum of Understanding signed Statoil has agreed with the Venezuelan authorities compensation terms and governance conditions that make it possible for Statoil to continue as a partner on this successful Extra Heavy Oil Project. Statoil interest in the new project will be about 10%. The compensation has been based on negotiations of the project’s future value and Statoil is satisfied with the outcome of these negotiations.

Sincor produces approximately 200,000 barrels of Extra Heavy Crude Oil per day which are upgraded to a light (32oAPI) low sulphur synthetic crude of that has achieved very good acceptance in the international markets.

The construction of Sincor was completed in 38 months at a cost of USD 4.2 billion. This project covers the whole value chain from production of heavy crude onshore in the Junin block in the Orinoco Belt, transportation, upgrading and international marketing of the synthetic crude.

Statoil has been present in Venezuela since 1995 and believes the country offers attractive opportunities for joint projects with PDVSA and for the sustainable development of its hydrocarbon resources

Further information:
Press
Rannveig S. Stangeland, public affairs manager, Statoil ASA, telephone
+47 48 12 59 78/+47 51 99 26 42

Investor relations
Lars Troen Sørensen, senior vice president investor relations, Statoil, telephone
+47 90 64 91 44

Geir Bjørnstad, vice president, US investor relations, Statoil, telephone +1 203 978 69 50

Disclaimer:
FORWARD LOOKING STATEMENTS
This announcement contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; production costs and other measures; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; expected exploration and development activities or expenditures; expected start-up dates for projects and operatorships; expected gains from the sale of assets; expected acquisitions or dispositions of assets; expected receipt of regulatory and other approvals required for acquisitions and mergers and expected closings of transactions are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

STATOIL ASA (Registrant)
Dated: June 26, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer